UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- March 2024	2

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA.

The financial information related to January-March 2024 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS (see the Appendix “Alternative performance measures”, page 21 of this document).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial results originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Link to detailed financial and operational data: click here.

Results presentation
The management will host a presentation (click here) to discuss the results at 10:00am CET on 9th May 2024.

For more information, please contact:
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com); Isabel Beltrán (i.beltran@telefonica.com); Torsten Achtmann (torsten.achtmann@telefonica.com); ir@telefonica.com; Phone: +34 91 482 87 00
https://www.telefonica.com/en/shareholders-investors/

Telefónica Q1 2024 Financial Results                       9th May 2024
Strong start to 2024, executing our GPS plan

Highlights
•Growth (y-o-y)
◦Accelerated revenue growth (+0.9%1, -0.5% in Q4 23) driven by robust service revenue (+2.3%)
◦B2C revenue growth (61% of total revenue; +0.8%). Enriched offering, digital ecosystem, and increased loyalty
◦Intact B2B momentum (22% of total revenue; +2.8%), with T. Tech (+11.0%) cornerstone of transformation
◦Evolving wholesale & partners and others revenue (17% of total revenue; -0.9%); future-proofing wholesale
◦NB MoU with DIGI for a long-term mobile network agreement in Spain
◦Expand superior networks (FTTH PPs +13.4%; 63% 5G coverage in core markets)
•Profitability (y-o-y)
◦Accelerating EBITDA* growth to +1.9% (+1.6% in Q4 23); expanding margin (+0.3 p.p.) on leaner operations
◦Operating leverage (margin EBITDAaL*-CapEx) broadly flat; higher efficiencies to come from Q2
◦Declining CapEx ex-spectrum intensity (10.4% CapEx/Sales), but maintaining differentiation
•Sustainability
◦More satisfied and engaged customers (NPS 31) with AI embracing latest technologies
◦Leading industry debates, Open Gateway, fair share, balanced regulatory framework
◦Progress on ESG aspects to build a greener future, help society thrive and lead by example
•Further advance on our efficient transformation path
◦Copper switch-off in Spain (~5k COs since 2014)
◦Delisting offer of T. DE completed; simplify our group structure
◦Open Gateway partners’ model successfully launched at core OB’s
•Momentum unchanged with competitive landscape unaltered
◦Spain delivering growth both in service revenue (+1.2%) and EBITDA* (+0.2%). Good trading momentum
◦Brazil outstanding; simultaneous double-digit growth in revenue and EBITDA*
◦Germany operating leverage increasing 1.4 p.p. (margin EBITDAaL*-CapEx)
•Firmly on track to meet 2024 financial guidance
◦EBITDAaL*-CapEx to accelerate throughout the year
◦FCF phasing fully aligned with expectations; -€41m in Q1
◦Net debt (€28.5bn; 2.71x ND/EBITDAaL*) reflects the increased stake in T. Deutschland; declining afterwards
•Disciplined capital allocation, strong BS management
◦Excellent Market Execution in the last 2 years in the hybrids market
◦Contained interest costs, 3.51% and > 80% of debt in fixed rated

1     Unless stated otherwise, all year-on-year variations for the Group and OBs are reported. CapEx excludes spectrum
(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

Commenting on the results, José María Álvarez-Pallete, Chairman and CEO of Telefónica, said:
“On 19th April 2024 we celebrated our Company Centenary, of which I am very proud of. This was the day that marks an important milestone, the Spanish copper network is almost fully shutdown allowing us to reap the benefits of past investment cycles, whilst sustaining our differentiation in terms of network quality.
We delivered solid Q1 results to start 2024 into our GPS plan. Where we plan to deliver tangible, material transformation. Q1 shows intact commercial momentum and growing revenue and EBITDA, while FCF reflected usual seasonality in Q1.
Looking forward, our GPS plan backed by our principles of integrity, commitment and transparency, will allow us to continue to deliver shareholder value.”

Outlook
January-March 2024 Group results on track to meet 2024 guidance, with performance in Q1 fully in line with management expectations. Financial for 2024 are as follows (reported2)
•Revenue +0.9% y-o-y in Q1 24 vs. 2024 target of ~1% growth y-o-y
•EBITDA +1.9% y-o-y in Q1 24 vs. 2024 target of 1% to 2% growth y-o-y
•EBITDAaL-CapEx -3.4% y-o-y in Q1 24 vs. 2024 target of 1% to 2% growth y-o-y
•CapEx/Revenue 10.4% in Q1 24 vs. 2024 target of up to 13%
•FCF -€41m in Q1 24 vs. 2024 target of >10% growth y-o-y

Shareholder remuneration confirmed for 2024 and 2024-2026 period
•The second tranche of the 2023 dividend of €0.15 per share in cash to be paid the 20th June, 2024
•2024 dividend of €0.30 per share in cash will be paid the 19th December 2024 (€0.15) and June 2025 (€0.15)
•Reduction of share capital through the cancellation of the Company’s own shares (80,296,591) in April 2024

As announced during the Capital Markets Day (8 Nov-23), our strategic guidelines under the GPS framework provide the following guidance (CAGR 23-26 reported2)
•Growth: Revenue ~1%; ~1.5% B2C, ~5% B2B, low-to-mid single digit decline in wholesale & partners
•Profitability: EBITDA ~2%; EBITDAaL-CapEx ~5%; -2 p.p. CapEx/Revenue to <12%
•Sustainability: Leverage reduction to 2.2-2.5x in 2026; >10% FCF growth

2     Criteria for 2024 and 2023-2026 guidance: reported, current FX, ex VMO2, constant perimeter, includes cost to capture (cash cost to capture, excludes non-cash provisioning and others) and excludes material non-ordinary impacts. CapEx ex-spectrum. FCF excludes spectrum and VMO2 recaps and includes, hybrid coupons and commitments.

Telefónica Group Main KPIs

	Q1 24
	(€m)	y-o-y % Chg

Revenue	10,140	0.9
EBITDA*	3,205	1.9
EBITDAaL*-CapEx	1,453	(3.4)
CapEx (ex-spectrum)/Sales	10.4%	0.2
FCF	(41)	n.s.
Net Financial Debt	28,482	7.7
Net Income	532	78.9

	Q1 24 (€m)	y-o-y % Chg
Revenue	10,140	0.9
Telefónica España	3,118	1.0
Telefónica Brasil	2,520	10.4
Telefónica Deutschland	2,098	(0.1)
Telefónica Hispam	2,054	(8.2)
Other companies & eliminations	350	4.1
EBITDA*	3,205	1.9
Telefónica España	1,118	0.2
Telefónica Brasil	1,022	10.7
Telefónica Deutschland	653	5.0
Telefónica Hispam	367	(14.9)
Other companies & eliminations	46	(14.4)
EBITDAaL*	2,509	(0.9)
Telefónica España	959	(3.5)
Telefónica Brasil	793	10.8
Telefónica Deutschland	469	3.8
Telefónica Hispam	243	(23.6)
Other companies & eliminations	44	(14.4)
CapEx (excluding spectrum)	1,056	2.7
Telefónica España	337	4.8
Telefónica Brasil	349	15.2
Telefónica Deutschland	233	(5.1)
Telefónica Hispam	110	(14.6)
Other companies & eliminations	28	(8.0)

Spectrum	60	196.4

EBITDAaL*-CapEx (excluding spectrum)	1,453	(3.4)
Telefónica España	622	(7.5)
Telefónica Brasil	445	7.6
Telefónica Deutschland	236	14.3
Telefónica Hispam	134	(29.7)
Other companies & eliminations	16	(23.5)
(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.

	Mar 24 (thousands)	y-o-y % Chg
Total Accesses	388,260	1.2
o/ w FTTH	16,587	12.3
o/ w Contract	130,919	3.5
o/ w Pay TV	10,206	(2.4)
o/ w Wholesale	26,453	0.6

Operational, infrastructure and IT performance
The Group’s accesses grew 1% y-o-y to 388.3m in Mar-24, with high value FTTH and contract accesses up +12% and +3% y-o-y, respectively.
In the Network and Systems, we are implementing our Artificial Intelligence Program, encompassing a comprehensive strategy for standardizing AI architecture, and fostering an AI-centric culture. Focus is on accelerating the application of AI across both Network and IT operations by enlarging the number of AI solutions (650 uses cases currently) which enable to reduce complexity and to enhance automation, efficiency, and customer experience.
During Q1 24, as part of our AI Governance model we launched AI Centres of Excellence (CoEs) in each BU to ensure the Privacy in Design and to boost the process of scaling AI applications across the company.
This helps us to keep moving towards the Hyper-Automation through the Autonomous Network Journey program (ANJ). Noteworthy is the recent launch of some specific projects to achieve Level 4 autonomy in the Radio Access Network (RAN), Transport, Operations, and IT Cloud domains. At Level 4 autonomy in Autonomous Networks, the network operates with a high degree of automation and self-management, making complex decisions and taking actions independently, often without human intervention.
In parallel, this transformation based on a higher degree of virtualisation is accelerating the FTTH and 5G deployments and the planned switch-off of the retail copper service in Spain set for 2024 (123 COs closed in 2024 to end of March; 4,272 closed since 2014).
The position as a global leader in fibre is maintained offering an optimal carrier solution (with XGS-PON readiness) for the next 50 years. Our extensive coverage includes 175.0m UBB PPs, +4% y-o-y, out of which 76.6m are FTTH PPs (+13% y-o-y) including 21.9m PPs of our FibreCos (+44% y-o-y). As such, in Q1 24 total FTTH PP have increased in 2.1m with a 43% rolled out through co-investment vehicles.
5G network covers 89% of population in Spain as of March, 95% in Germany, 48% in Brazil and 53% in the UK. In addition, 5G SA is already launched in Spain (5G+), Brazil, Germany, and the UK. This is a core mobile data network evolution which improves user experience and allows enterprises to implement advanced mobile connectivity services. Massive commercial deployment of full 5G SA in core markets will continue until 2025, depending on the availability of technology, devices, and spectrum as well as on the specific market conditions.
In the core markets, Peru, and Chile, 100% of the electricity used is from renewable sources. Simultaneously, we are reducing energy consumption at Group level despite the strong increase of traffic through measures such as reducing the RAN and switching off legacy. All these efforts are key to achieve our goal of net-zero emissions in 2040, with an interim target of reducing scope 1+2 emissions by 90% and neutralising emissions in core markets by 2025.

Financial performance
Income Statement
In Q1 24, FX impact y-o-y was positive, +€104m on revenue, +€40m on EBITDA, mainly on the Brazilian reais and the Colombian peso evolution. For net debt and net debt plus leases, FX had a negative impact of €0.1bn in Q1 24. The contribution to y-o-y growth from hyperinflationary countries was -€106m on revenue and -€17m on EBITDA due to the Argentine peso devaluation from Dec-23.
Revenue grew 0.9% y-o-y to €10,140m in Q1 24, driven by a 2.3% y-o-y increase in service revenues y-o-y partially offset by a 9.5% decline in handset sales.
B2C revenue (€6,228m, 61% of total) increased 0.8% y-o-y in Q1 24. Additionally, we are further strengthening our value proposition by leveraging strong brands, like the new O2 brand identity. We also offer top-tier connectivity and a relevant digital product range, exemplified by the miMovistar upgrade in Spain, which helps sustain benchmark levels of churn and NPS.
B2B revenue (€2,185m, 22% of total) increased by 2.8% y-o-y in Q1 24 (+2.8 p.p. q-o-q) on the back of a solid performance in Spain, Brazil and Germany. Among segments, Corporate and SME grew at 3.7% y-o-y and 0.7% y-o-y respectively. Following a strong end of 2023, B2B revenue was mainly fuelled by IT revenue with double-digit growth while strong sales funnel ensures higher growth ahead in the coming quarters.
Wholesale & Partners and Others revenue (€1,726m, 17% of total) saw a slight decline of -0.9% y-o-y in Q1 24. However, notable advancements have been made including the launch of commercial APIs in Spain, Brazil, and Germany under the Open Gateway initiative. Additionally, 5G services became available for DIGI (MVNO) in Spain. Telefónica has also secured well-established long-term wholesale contracts in Spain, Germany, and the UK.
Other income reached €289m in Q1 24 vs €284m in Q1 23.
Operating expenses increased by 0.5% to €7,213m adjusted in Q1 24.
Impairments and losses on disposal of assets totalled €11m in Q1 24 (vs €6m in Q1 23).
Earnings before depreciation and amortisation (EBITDA)* accelerated to 1.9% y-o-y in Q1 24 (+0.4 p.p. q-o-q) to €3,205m, mainly driven by Brazil and Germany.
EBITDA* margin grew 0.3 p.p. to 31.6% in Q1 24, driven by leaner operations.
Depreciation and amortisation increased 0.5% y-o-y to €2,163m in Q1 24, mainly affected by the increases in the amortisation of material assets in T. Brasil, partially offset by the impact of the Argentine peso devaluation on the depreciation of fixed assets.
Share of profit of investments accounted for by the equity method amounted to €45m in Q1 24 vs -€188m in Q1 23, mainly reflecting VMO2's results, which were positively affected by FX and a change in fair value of derivatives.
Net financial expenses amounted to €359m in Q1 24 (€266m in Q1 23). Debt-related interest expenses remain stable due to a significant reduction in interest rates in Brazil and a solid fixed interest rates position in strong currencies.
Corporate tax expenses amount to €165m aligned with that of the previous year.
Profit attributable to non-controlling interests was down -46.0% y-o-y in Q1 24 to €31m mainly due to lower profit from minority interests from T. Colombia, Telxius and T. Deutschland.
Profit attributable to equity holders of the parent company was €532m in Q1 24, with earnings per share of €0.08 (€298m and €0.04 in Q1 23). In adjusted terms, net income amounted to €632m in Q1 24 (+7.5% y-o-y),with EPS of €0.10 (+8.0% y-o-y) after excluding -€100m of other impacts.

Free Cash flow
EBITDAaL*-CapEx ex-spectrum totalled €1,453m in Q1 24, declining 3.4% y-o-y.
CapEx ex-spectrum rose slightly by 2.7% to €1,056m in Q1 24, while CapEx/Revenue stood at 10.4%.

(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

Working capital consumed €473m in Q1 24, primarily impacted by seasonal effects (mainly CapEx, as well as personnel payments). Working capital consumption was €76m more y-o-y due to the higher working capital in Brazil associated with the monetisation of tax assets in Q1 23 and other seasonal impacts.
Interest payments declined 20.9% y-o-y to €447m in Q1 24 mainly due to calendar effects and extraordinary payments in Q1 23. Debt-related interest payments also decreased due to lower interest rates in Brazil and a robust fixed interest rates position in hard currencies which countered the impact of rising interest rates in these currencies. The effective cost of debt related interest payments (L12M, ex leases) was 3.51% as of Mar-24 (3.87% in Mar-23).
Dividends received amounted to €8m in Q1 24 from €9m in Q1 23.
Tax payments increased by 17.8% y-o-y up to €149m, mainly due to higher tax payments in advance in Germany and Colombia.
Dividends paid to minority shareholders totalled €7m in Q1 24 (vs €5m in Q1 23).
Lease principal and interest payments amounted to €783m in Q1 24 (+8.2% y-o-y) mainly explained by seasonality impacts, higher debt in Brazil and interest rates increase in Europe.
Thus, free cash flow amounted to -€41m in Q1 24 (-€9 m in Q1 23).

Funding and financing
Net financial debt stood at €28,482m as of Mar-24. In Q1 24, debt has increased by €1,133m due to net financial investments of €882m (mainly acquisition of T. Deutschland shares), shareholder remuneration of €178m, free cash flow including spectrum payments (€69m) and other net factors (€4m).
Net financial debt including lease liabilities amounted to €37,008m as of Mar-24. Lease liabilities down 4% (€394m) in Q1 24 due to higher principal payments than ROU additions.
In Q1 24, Telefónica raised long term financing by €4,008m; €3,133m at the Group and €877m equivalent at VMO2.
Financing activities in Q1 24 included:
•In January, T. Emisiones launched a €1,750m green bond that was structured in two senior tranches with maturity tenors of 8 and 12 years (€1,000m and €750m, respectively) while Coltel signed three COP-denominated bilateral loans for an aggregate amount of €133m equivalent and maturities in Jan-26 and Jan-27.
•In March, Telefónica launched a green hybrid bond of €1,100m and 8.1 years reset date together with a tender offer for the purchase of existing hybrid bonds with first call date in Dec-24. T. Europe accepted the purchase in an aggregate principal amount of €1,097m. Telefónica also signed a 10-year bilateral loan of €150m.
•Also in March, VMO2 signed a two year extension of its GBP750m Term Loan A, now with maturity in Sep-29.
After Mar-24, in Apr-24, T. Móviles Chile signed a CLP50,000m bilateral loan with maturity in Apr-27 and VMO2 issued two senior secured notes of €600m and USD750m, both with maturities in Apr-32.
Telefónica financing activity has allowed the Group to maintain a solid liquidity position of €19,337m (€11,375m of undrawn committed credit lines; €10,438m maturing over 12M). As of Mar-24, the Group has covered debt maturities over the next three years and the average debt life stood at nearly 11.7 years.
Telefónica and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €1,000m as of Mar-24.

(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

Sustainability performance
Our sustainability objectives are built into the Group’s GPS plan and aligned with the UN SDGs.
“E” Environmental: Building a greener future
•Driving Scope 3 efficiencies in the value chain: Telefónica was included on the CDP Supplier Engagement Leaderboard for the 5th consecutive year. Growth via eco-solutions for our customers: the Eco Smart solutions portfolio was named a Champion Project by the ITU in the World Summit On The Information Society 2024.
(SDG #7, #11, #12, #13)
“S” Social: Helping society to thrive
•Attraction and retention of talent via diversity: 33.1% women executives, and 858 additional persons with disabilities working at Group level vs. Q1 23. Furthermore, 33.1% leadership positions held by Black people in Brazil. Protecting customers: Blocked ~320m cybersecurity threats for SMEs and retail customers in Spain (+30% y-o-y), serving >1.7m customers.
(SDG #5, #8, #9)
“G” Governance: Leading by example
•Shareholder confidence: all resolutions proposed by the Board of Directors were approved at the General Shareholders’ Meeting. Facilitating access to financing: issuance of two tranche-senior green bond and a green hybrid bond, taking a further step towards the goal of linking ~40% of financing to sustainable criteria by 2026.
(SDG #7, #9, #11, #13)

TELEFÓNICA ESPAÑA

31%	of total Telefónica Q1 24 revenue	35%	of total Telefónica Q1 24 EBITDA*

Key messages
•Solid commercial traction, growth in main accesses for the third quarter in a row
•Y-o-y fall in churn to lowest-ever 0.9% even after the tariff update in January
•Acceleration in EBITDA* growth (+0.2% y-o-y)

Operating performance
T. España maintained in Q1 24 the positive evolution shown in 2023 and reaffirmed its commercial and financial recovery. Commercial activity drove revenue growth in a quarter with tariff repositioning (~+3% in the Movistar portfolio since mid-January) thanks to a differential quality offer. The capture of higher savings enabled EBITDA* growth to accelerate (+0.2% y-o-y, +0.1 p.p. vs. Q4 23).
As a proof of the superior quality of our nationwide network infrastructure and confirming the confidence partners have in our ability to provide high-quality services over such infrastructure, we have signed a non-binding MOU with DIGI for a long-term mobile network agreement. Terms and conditions are agreed in principle, and we expect to conclude this agreement, subject to definitive final long-form documentation, in the next few weeks.
In terms of sustainability, T. España continues to foster the circular economy by promoting the buy-back and refurbishment of customer equipment as well as the repair and recycling of devices.In addition, the company continues to focus on energy efficiency, migrating its customers to networks that substantially emit less CO2.
In accesses (+1% y-o-y) noteworthy were the growth in fixed broadband and mobile contract (+1.2% y-o-y in both cases) and TV net adds for the third quarter in a row (+7k). Fibre accesses growth accelerated (+113k accesses; +85k retail) on a network of 29.7m PPs (29% uptake), which increased by 447k in Q1.
Convergent customers maintained positive net adds (+3k in Q1 24) and were stable y-o-y. ARPU increased sequentially €1 to €92.2 and the excellent churn figure of 0.9% (-0.1 p.p. y-o-y) is to be highlighted, despite mid-January price increase. The combination of ARPU and churn leadership consolidates a value of the convergent customer base, which is far superior to that of any other operator.
Financial performance
Revenue grew +1.0% y-o-y in Q1 24, driven by higher service revenue (+1.2% y-o-y), as handset sales, more volatile, declined by 3.3%. Retail revenue grew 1.6% in Q1 24, reflecting the good commercial evolution and the tariff update in consumer as well as the solid evolution of IT sales in B2B. Wholesale and other revenues declined 0.8% y-o-y with negative impacts due to mobile termination rate cuts (-50% since 1 Jan-24) and lower TV content (Formula 1), not offset by the good evolution of MVNO revenues.
Sequentially, retail revenue growth slowed slightly due to a lower tariff increase in Jan-24 than in Jan-23 and lower y-o-y growth in IT (strong Q4 on business seasonality). Wholesale and other revenue leave behind extraordinary positive effects (such as the redefinition of the Universal Service).
EBITDA* in Q1 24 (+0.2% y-o-y) accelerated its growth from the previous quarter (+0.1 p.p.) due to higher revenue and savings (>€20m) associated with the departure on 1 March of most of the employees included in the redundancy plan, and despite higher direct expenses (as in IT). Margin stood at 35.8%.
EBITDAaL*-CapEx was down -7.5% vs. Q1 23 (margin of 20.0% o/revenue), driven by the decline in EBITDAaL* (-3.5% y-o-y due to increased site requirements for 5G deployment and increased interest) and the +4.8% increase in CapEx (10.8% o/ revenue), focused on the 5G and fibre networks rollout that will allow to switch off the retail copper service.

(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

TELEFÓNICA BRASIL

25%	of total Telefónica Q1 24 revenue	32%	of total Telefónica Q1 24 EBITDA*

Key Messages
•Increased customer value; continued ARPU growth and churn reduction
•Above-inflation revenue growth from contract, FTTH, B2B and services beyond connectivity
•Benchmark EBITDAaL*-CapEx margin (17.7%)

Operating performance
Vivo continues to advance across the pillars of E, S & G and has been recognised by leading analysts. As such, it is included in CDP's "Climate A" Group (one of seven Brazilian companies and the only one in the sector) and is in the Top 20 of the Merco ranking of companies with the best corporate reputation, having improved 13 positions in one year.
Vivo maintained its leadership in the country, with a 39% mobile market share, 43% in contract and 18% in FTTH (32% in areas passed more than 5 years ago).
In mobile, contract net additions stood at 686k in Q1 24, and churn reached a new historical low (0.97%), significantly increasing customer value. Mobile ARPU continued to grow steadily (+9.4%) thanks to the higher quality of the customer base (higher weight of contract, +3 p.p. y-o-y), the increased demand for digital services and higher tariffs.
In fixed,the transformation to FTTH continued, which is now available in 443 cities totalling 26.8m PPs. In Q1 24, 173k new accesses were connected to FTTH, bringing the total to 6.3m (24% take-up).
Vivo Total (FTTH+mobile offer) amounted to 1.5m (+111% y-o-y), improving ARPU and churn, the latter being 1.0 p.p. better than stand-alone accesses.
In the residential segment, digital services gained commercial traction; Vivo Money almost doubled the volume of credits y-o-y and OTT video and music services reached 2.7M subscriptions (+14% y-o-y).

Financial performance
Revenue grew 10.4% y-o-y in Q1 24, due to the growth in fixed and mobile, as well as the appreciation of the Brazilian real against the euro (+3.9 p.p. contributing to growth).
Mobile revenue increased 12.7% y-o-y, driven by the good performance of contract revenues. Fixed revenue grew 5.3% y-o-y on the back of FTTH (+19.8%) and the B2B segment (+6.7% y-o-y).
EBITDA* grew 10.7% y-o-y due to higher revenue, which offset the higher expenses associated with revenue from digital services in residential and businesses. EBITDA* margin stood at 40.6% (+0.1 p.p. y-o-y) in Q1 24.
CapEx increased 15.2% y-o-y (CapEx o/revenue was 13.8%, +0,6 p.p. y-o-y) and EBITDAaL*-CapEx margin stood at 17.7% (-0.5 p.p. y-o-y).

(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

TELEFÓNICA DEUTSCHLAND

21%	of total Telefónica Q1 24 revenue	20%	of total Telefónica Q1 24 EBITDA*

Key messages
•Ongoing operational and financial momentum
•Service revenue growth and successful cost management driving substantial EBITDA* expansion
•Digital services offering extension (IoT quick wins, Cloud SWAT with T. Tech)

Operating performance
T. Deutschland consistently delivered a solid start to FY 24. In a dynamic yet rational market, the ongoing momentum in the company’s core customer base was driven by a ‘value-over-volume’ strategy combined with a targeted ‘friends & family’ campaign and continuous low churn levels.
T. Deutschland also made good progress in network densification and 5G roll-out in Q1 24 with around 2k expansion measures and 400 new 5G sites on air, bringing the total number of 5G base stations to more than 10k and the company’s 5G pop coverage to >95%.
5G does not only enhance customer experience, but it is also a major contributor to T. Deutschland’s ESG commitment due to better energy efficiency. Energy consumption improved to 0.07 GWh/PB in 2023 which is an 83% reduction vs. the base year 2015. Starting 2025, O2 Telefónica will receive 3,000 GWh of green energy from the Baltic Eagle offshore wind farm for 15 years, enough to power 8k of the total 28k mobile stations currently in operation, securing a sustainable energy supply.
The mobile contract base stood at 28.0m as of March and 16.6m excluding 3rd party MNO-accesses. In Q1 24, core net adds grew +157k (excluding 3rd party MNO-accesses), driven by continued O2 brand momentum. O2 contract churn improved 0.1 p.p. y-o-y to 1.0% reflecting both, the strong brand appeal as well as the enhanced network and service quality.
O2 contract ARPU was impacted by the halving of MTR to €0.2c per minute effective 1 Jan-24 growth and posted a decline of -0.4% y-o-y in Q1 24; underlying (ex MTR-cut) O2 contract ARPU continued to grow +0.7% y-o-y.
Mobile prepaid registered -288k net disconnections mainly reflecting the ongoing prepaid to postpaid migration trend in the German market.
Fixed broadband recorded +3k net adds driven by strong customer demand for high-speed cable and fibre accesses while DSL/VDSL accesses declined. Churn was flat y-o-y at a low level of 0.9% in Q1 24.

Financial performance
Q1 24 results are fully on track for the company’s confident FY 24 outlook, with the Accelerated Growth & Efficiency Plan’ as a fundament for a more resilient business model and contributing to the GPS-programme.
Revenue was flattish (-0.1% y-o-y) in Q1 24 as a result of the MTR-headwinds and tough comps in the handset business (-4.2% y-o-y) while both, mobile service revenue (+0.7% y-o-y and +2.3% y-o-y ex MTR-headwinds) and the fixed business (+3.7% y-o-y) maintained their growth path. Total mobile business was -0.6% y-o-y mainly due to a record quarter for handset sales in Q1 23.
EBITDA* posted strong growth of 5.0% y-o-y in Q1 24 reflecting commercial success, lower supply costs and focused execution of efficiency measures. EBITDA* margin expanded 1.5 p.p. y-o-y to 31.1% in Q1 24.
CapEx follows the typical back-end loaded profile and was -5.1% y-o-y with a CapEx/Revenue ratio of 11.1%. As such, EBITDAaL*-CapEx grew +14.3% y-o-y in Q1 24 and EBITDAaL*-CapEx margin improved +1.4 p.p. y-o-y to 11.3%.

(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.

TELEFÓNICA TECH
Key messages
•Revenue growing double-digit
•Strong growth in bookings, more revenue anticipated by commercial funnel
•Improved delivery capabilities, market position and recognition among industry

T. Tech continues to deliver solid revenue growth, while strengthening its credentials as a leading NextGen solutions provider. Since 2023, T. Tech operates with Global Service Lines (GSL) as transversal units for all the geographic units (Spain & Americas, UK & Ireland, and Central Europe) enabling unified portfolios and the capture of synergies. IoT and BizApps GSLs, launched in mid-2023, are fostering commercial activity and, as the seed for a new GSL, the NextDefense Cybersecurity service was commercially launched in the UK&I, and we were awarded there with the first MDR contract (Management, Detection and Resolution).
T. Tech obtained new Partners’ accreditations: Managed Service Provider competency in Google Cloud and AWS, positioning us as proven specialists in cloud migration; Cybersecurity capabilities recognized by: Netskope (“Member of MSP and Service Delivery Partner), Palo Alto (“Partner of the Year 2023”), Tenable (“MSSP EMEA Partner of the Year”) and Varonis (“Partner of the Year 2023”). T. Tech was also recognized as: “Leader: in Magic Quadrant Managed IoT Connectivity Services 2024” for 10th consecutive year” by Gartner and “VERY STRONG: in Competitive Landscape for Managed Security Services” by Global Data.

Operating performance
T. Tech posted strong commercial activity in Q1 24 (bookings >+30% y-o-y in Q1 24, +17% y-o-y in LTM as of Mar-24) thanks to the positive performance in the private sector and especially in Financial, Healthcare and Manufacturing customers, where relevant deals in terms of value and level of criticality were closed. Moreover, commercial funnel (most of it qualified) continued to grow at double-digit with healthy sales pipeline in various sectors (Finance, Healthcare, Utilities, Mobility, Mining, Retail, and Public Sector).
Cybersecurity & Cloud capabilities were strengthened in Q1 thanks to new launches (Edge Security by Netskope, New Storage by Netapp, new functionalities in Webex Meetings) and the expansion of our portfolio in Latin America (Security Edge, Netskope Cloud security solutions) and the UK&I (NextDefense). All these services leverage on our cutting-edge Digital Operations Centers (DOCs) and Security Operation Centers (SOCs) located across Europe, the UK, and the Americas.
In AI & Data, T. Tech partnered with Microsoft in Generative AI (Responsible AI Innovation Center launched by Microsoft in February 2024) and reinforced its portfolio by forging relevant partnerships with specialised market leaders such as: Denodo, a data integration and virtualization platform provider; Palantir, a key AI player in the Defense and Homeland Security market; and Teradata, a top cloud analytics and data platform provider.
IoT capabilities were reinforced with a new Operation and Deployment Center for private networks and the launch of Smart Lighting, remote management service of public lighting to improve energy efficiency, light pollution and safety in cities.

Financial Performance
Revenue reached €476m in Q1 24 with a solid double-digit growth of +11.0% y-o-y impacted by an excellent Q1 23 and some phasing in the closing of some contracts at the end 2023. T. Tech revenue mix is well-balanced in services (with a high weight of revenue from Managed & Professional services & own platforms) and geographies (>85% revenues from hard-currency markets). Considering the strong commercial performance and our sales pipeline, we maintain a positive revenue outlook for the rest of the year.
Per service, T. Cybersecurity & Cloud Tech and T. IoT & Data Tech revenues amounted to €413m (+11.2% y-o-y) and €63m (+8.2% y-o-y), respectively.

TELEFÓNICA INFRA
Key Messages
•A global connectivity platform: 22m3 FTTH PPs, 26 MW data centres, >100k km4 of international connectivity
•T. Infra continues to create value through its leading portfolio of investments
•Telxius maintained a high profitability (>50% EBITDA* margin)

Operating performance
T. Infra: Increasing network differentiation and capabilities
In Spain, Bluevía (Vauban/CAA consortium 45%, T. Infra 25% and T. España 30%) added 0.2m PPs to its fibre footprint during Q1 24 reaching 5m PPs, focusing on low population municipalities and driving digital development.
In Germany, Unsere Grüne Glasfaser (UGG) (Allianz 50%, T. Infra 40% and T. Deutschland 10%) is deploying its FTTH network in rural and semirural areas in 8 federal states (“Länder”). It currently has 0.8m PPs on construction or ready for construction (0.2m already passed).
In the UK, nexfibre (InfraVia Capital Partners 50%, T. Infra 25% and Liberty Global 25%) extended its footprint to a total of 1m PPs as of Mar-24 and plans to invest £1bn in broadband infrastructure throughout 2024.
In Brazil, FiBrasil (CDPQ 50%, T. Infra 25% and T. Brasil 25%) delivers top-quality fibre connectivity services across footprint spanning >150 municipalities, with deployments totalling 4.4m PPs across 22 Brazilian states. It has secured contracts with over 50 ISPs to offer connectivity services, solidifying its role as a neutral fibre network provider.
ONNET Fibra Chile (KKR 60% and T. Chile 40%) continued its roll-out reaching 4.1m PPs as of Mar-24 and added ClaroVTR to its network, which now has three of the country's four major telco service providers on its infrastructure. ONNET Fibra Colombia (KKR 60% and T. Colombia 40%) made good progress with 3.8m PPs as of Mar-24. In Perú, Pangea (KKR 54%, Entel Perú 10% and T. Hispam 36%), expects the sale approval in H2 24 and accelerated its FTTH deployment with 3.4m PPs as of Mar-24 (also including T. Perú PPs).
Nabiax (Asterion Industrial Partners 80% and T. Infra 20%) has consolidated its position as the largest data centre platform in Spain with 22,000 sqm, and a combined IT power of 26 MW, which represents more than a 54% increase in installed capacity since our entry in Jun- 21.
Telxius: Best-in-class international connectivity Infrastructure
During Q1 Telxius sustained positive traffic growth of +12% y-o-y, which, combined with permanent cost management, allowed to maintain a high profitability (50.8% EBITDA* margin). In addition, Telxius has opened its latest submarine cable route, connecting the Dominican Republic to the U.S. with an extension of SAm-1 between Punta Cana to Puerto Rico, further bridging the gap between the Caribbean and the Americas.
Also, Telxius has been awarded, at the 2024 Data Centre Market Awards, the Excellence in Connectivity for its state-of-the-art Derio Data Centre. In addition, Telxius and Arelion are collaborating to provide fully diverse, multi-terabit connectivity into Telxius’ landing stations in Boca Raton and Jacksonville, Florida.
3     Included in the total Group´s FTTH PPs
4     International fibre as of Mar-24
(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

TELEFÓNICA HISPAM

20%	of total Telefónica Q1 24 revenue	11%	of total Telefónica Q1 24 EBITDA*

Key Messages
•T. Hispam continues to make progress in infrastructure sharing
•Growth in value accesses y-o-y (contract +1%, FTTH: +6% leveraged by alternative investment models)
•Revenue (-8.2%) and EBITDA* (-14.9%) hit by FX and lower handset sales. Improved performance expected in H2

Operating performance
ON Net Fibra Chile, following the approval of the agreement with Entel on 24 Oct-23, reached an agreement in March with Claro VTR for the use of its FTTH infrastructure in the country, rationalising investments and making a more efficient use of resources.
Mobile contract accesses up 1% y-o-y. Commercial activity was affected in most countries by the T. Hispam focus on cooling down the competitive environment. In some countries, a more rational environment has started to emerge.
In fixed, progress continued in the transformation to FTTH, with connected accesses up 6%, particularly in Colombia and Argentina (+37% and +24% respectively). PPs amounted to 20.9m after passing 3.3m in the last 12 months.

Financial performance
Revenue declined 8.2% vs. Q1 23, mainly due to the negative impact of the devaluation of the Argentine peso, the depreciation of the Chilean peso, lower handset sales (-24.9%), and lower revenues in Chile (-20.2% y-o-y affected by the before mentioned depreciation of the Chilean peso and the decision to try to cool down the market). Growth was particularly strong in Colombia (+7.8%) and Mexico (+10.2%).
EBITDA* declined 14.9%, affected by the lower revenue mentioned above. Like revenue, growth in Colombia (+20.2% due to FTTH, cost efficiencies and the appreciation of the Colombian peso) and in Mexico (+13.9% on higher contract revenue and the stabilisation of expenses with AT&T) were notable. EBITDA* margin stood at 17.9% (-1.4 p.p. y-o-y).
CapEx declined 14.6% y-o-y and CapEx over revenue was 5.3% (-0.4 p.p. y-o-y) as a result of slower execution than in the previous year. EBITDAaL*-CapEx -29.7% y-o-y due to the fall in EBITDA* and the growth in leasing expenses (+10.0%, mainly contract renewals in Peru; partially offset by lower expenses in Mexico following the closure of sites).

Evolution by Country
Chile: Revenue declined 20.2%, affected mainly by the difficult mobile competitive environment (although signs of greater rationality are beginning to emerge) and the depreciation of the Chilean peso. EBITDA* -35.2% due to the fall in revenue, partially offset by cost efficiencies. Movistar Chile obtained certification in the International Standard for Occupational Health and Safety (OHS) Management Systems ISO 45001:2018, as an organisation that provides a safe and healthy working environment by identifying and controlling occupational risks, reducing accidents, injuries and occupational illnesses.
Perú: Results affected by tough competitive environment driving market and T. Peru revenue down (-6.6% vs. Q1 23). However, there was an improvement in the trend of mobile revenue, mainly contract. EBITDA* fell 34.8% y-o-y. T. Perú renewed its ISO 37001 anti-bribery certification for 3 years, awarded by AENOR and reaffirms its commitment to zero tolerance, in all its operations, to acts of corruption in both the public and private spheres.
Colombia: Revenue (+7.8% y-o-y) and EBITDA* (+20.2% y-o-y) grew thanks to higher service revenues, mainly from FTTH and prepay, cost efficiencies and the appreciation of the Colombian peso. T. Colombia is the Telco with the best ranking in the Employers for Youth (EFY) 2023 study.

México: The Company continued to perform well, with revenue up 10.2% and EBITDA* up 13.9% y-o-y in Q1 24, driven by the performance of the contract segment (ARPU +4.5%). Lower rental expenses, associated with the closure of sites, explained the increase in EBITDAaL*-CapEx (+103.7% y-o-y). Progress continued to be made in recycling the dismantling of the access network; 152 tonnes of electrical and electronic equipment, 23 tonnes of ferrous metal structures and 14 tonnes of debris were recycled in Q1 24.
Argentina: Revenue fell -20.0% y-o-y and EBITDA* -26.6%, affected by the peso's devaluation relative to euro (-308%), higher inflation-related expenses (mainly personnel) partially offset by the progressive rise in tariffs and the lower impact of promotions. T. Argentina strengthened its commitment to the environment, with a target to reduce 1+2 emissions by 35% by 2024.

(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

Joint Venture, Virgin Media - O2 UK
(100% of VMO2)
Key messages
•Quarterly fixed ARPU stabilisation
•Improved service revenue growth across mobile and consumer fixed
•Ramping up fibre deployment, 80% increase in build pace y-o-y

Operating performance
Virgin Media O2 (VMO2) has started to ramp up network investments and is gathering marketing momentum in the nexfibre footprint. In addition, VMO2 also started to launch new services while building wider IT efficiencies. Across a quarter of low customer activity, VMO2 delivered a stable fixed-line and converged customer base.
The fixed footprint now reaches 17.2m PPs, with 194k having been passed in Q1 24. The pace of fibre upgrade activity across the existing VMO2 footprint continues to increase. In mobile, investment in 5G coverage and capacity continued, as next generation 5G standalone was switched on in 14 cities across the UK.
VMO2 announced that O2 Recycle (initiative where devices are repaired, refurbished, resold, or recycled, leaving zero parts going to landfill) has expanded its scope to further devices. In addition, together with environmental charity Hubbub, VMO2 is providing hundreds of recycled tablets and smartphones to help people in need powered by free O2 mobile data.
The contract mobile base fell -134k in Q1 24 (-21k Q1 23), with the reduction of handset sales as primary trading driver. The total mobile customer base achieved a robust 35.4m, supported by growth in IoT. O2 mobile contract churn stood at 1.2% in Q1 24, stable q-o-q.
In Q1 24, IoT accesses grew by +413k (+425k in Q1 23).
Fixed broadband net additions totalled +5k in Q1 24 (+29k Q1 23), on continued demand for fast and high-quality connectivity.

Financial performance
Revenue grew +2.6% y-o-y in Q1 24, with handset sales declining (-22.1% y-o-y) as the primary trading driver, offsetting another quarter of growth in mobile service revenue. Consequently, total mobile revenue declined -1.7% y-o-y in Q1 24, as consumers continued to tighten their spend. Fixed revenue grew 0.5% y-o-y in Q1 24, as B2B fell -16.2% y-o-y driven by a reduced level of revenue related to long-term leases of a portion of the fixed network and pricing headwinds. Other revenue increased +39.8% y-o-y driven by increased nexfibre construction revenue.
EBITDA* grew 3.3% y-o-y in Q1 24, with growth in mobile service revenue partially offset by B2B fixed headwinds and investment in IT and digital efficiency programmes.
Q1 24 CapEx increased by 17.1% y-o-y with a Capex/Revenue ratio of 22.1%. As such, EBITDAaL*-CapEx decreased -15.3% y-o-y with EBITDAaL*-CapEx/Revenue at 12.7%.

(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.

APPENDIX
Selected consolidated financial statements

TELEFÓNICA CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)	Q1 24	Q1 23	y-o-y % Chg

Revenue	10,140	10,045	0.9
Other income	289	284	1.6
Operating expenses	(7,213)	(7,202)	0.2
Impairments & losses on disposal of assets	(11)	(6)	92.3
EBITDA	3,205	3,121	2.7
Depreciation and amortisation	(2,163)	(2,151)	0.5
Operating income (OI)	1,042	970	7.4
Share of profit (loss) of investments accounted for by the equity method	45	(188)	c.s.
Net financial income (expense)	(359)	(266)	35.0
Profit before taxes	728	516	41.1
Corporate income tax	(165)	(162)	2.0
Profit for the period	563	354	58.9
Attributable to equity holders of the Parent	532	298	78.9
Attributable to non-controlling interests	31	57	(46.0)

EBITDA*	3,205	3,145	1.9
EBITDA* margin	31.6%	31.3%	0.3 p.p.

Weighted average number of ordinary shares outstanding during the period (millions)	5,633	5,682	(0.9)
Basic earnings per share attributable to equity holders of the Parent (Euros)	0.08	0.04	101.6
Basic* earnings per share attributable to equity holders of the Parent (Euros)	0.10	0.09	8.0
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares.
- Basic earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (-€69m in January-March 2024 and -€66m in January-March 2023), by the weighted average number of ordinary shares outstanding during the period.
(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.

TELEFÓNICA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)	Mar 24	Dec 23	% Chg vs. Dec

Non-current assets	83,332	83,568	(0.3)
Intangible assets	11,190	11,370	(1.6)
Goodwill	18,596	18,708	(0.6)
Property, plant and equipment	22,948	22,944	0.0
Rights of Use	8,015	8,448	(5.1)
Investments accounted for by the equity method	8,778	8,590	2.2
Financial assets and other non-current assets	7,629	7,268	5.0
Deferred tax assets	6,176	6,240	(1.0)
Current assets	20,988	20,756	1.1
Inventories	999	929	7.5
Receivables and other current assets	10,026	10,132	(1.0)
Tax receivables	1,306	1,193	9.5
Other current financial assets	1,586	1,078	47.1
Cash and cash equivalents	6,391	7,151	(10.6)
Non-current assets and disposal groups held for sale	680	273	149.3

Total Assets = Total Equity and Liabilities	104,320	104,324	0.0

Equity	27,208	27,096	0.4
Equity attributable to equity holders of the parent and other holders of equity instruments	22,967	21,852	5.1
Equity attributable to non-controlling interests	4,241	5,244	(19.1)
Non-current liabilities	53,963	53,829	0.2
Non-current financial liabilities	34,122	33,360	2.3
Non-current lease liabilities	6,112	6,708	(8.9)
Payables and other non-current liabilities	3,683	3,605	2.2
Deferred tax liabilities	2,848	2,702	5.4
Non-current provisions	7,197	7,454	(3.4)
Current liabilities	23,148	23,399	(1.1)
Current financial liabilities	3,867	3,701	4.5
Current lease liabilities	2,185	2,239	(2.4)
Payables and other current liabilities	13,432	13,957	(3.8)
Current tax payables	1,671	1,869	(10.6)
Current provisions	1,582	1,596	(0.9)
Liabilities associated with non-current assets and disposal groups held for sale	412	37	n.s.

- The consolidated statement of financial position includes a positive value of the derivatives portfolio for a net amount of €526m, €2,073m included as financial liabilities and €2,599m included as financial assets.

TELEFÓNICA CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)	Q1 24	Q1 23	y-o-y % Chg

Cash received from operations	12,390	12,070
Cash paid from operations	(9,464)	(9,169)
Net payments of interest and other financial expenses net of dividends received	(565)	(474)
Taxes proceeds/(paid)	(149)	(126)
Net cash flow provided by operating activities	2,212	2,301	(3.9)

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(1,530)	(1,394)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	(25)	948
Proceeds/(payments) on financial investments not included under cash equivalents	(74)	289
Net proceeds/(Payments) for temporary financial investments	(359)	(27)
Net cash flow used in investing activities	(1,988)	(184)	n.s.

Dividends paid	(144)	(145)
Proceeds from share capital increase with minority interest	—	114
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(899)	(635)
Operations with other equity holders (1)	(66)	(126)
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	1,953	915
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(1,163)	(1,496)
Lease Principal Payments	(658)	(623)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(28)	(32)
Net cash used in financing activities	(1,005)	(2,028)	(50.4)

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	21	3
Net increase (decrease) in cash and cash equivalents during the year	(760)	92	c.s.

Cash and cash equivalents at the beginning of the period	7,151	7,245
Cash and cash equivalents at the end of the period	6,391	7,337
(1) Includes issuance and coupons of undated deeply subordinated securities

Alternative performance measures
The Group's management utilises a range of Alternative Performance Measures (APMs) alongside those expressly defined in the IFRS to gain additional insights into the Group's performance, solvency, and liquidity. However, it's important to note that these measures should not be viewed in isolation or as substitutes for IFRS measures.
From 2024 Telefónica is changing some of its APMs for various reasons. This move aims to simplify guidance by aligning it with the reported consolidated results, enhancing comprehension. Additionally, these adjustments enhance user-friendliness, facilitating easier navigation through results and better tracking of performance against guidance. Furthermore, the inclusion of new guidance Key Performance Indicators (KPIs) allows for more straightforward tracking, including reported revenue split between B2C, B2B, and wholesale/partners and others, reported EBITDA, EBITDAaL- CapEx, CapEx to Sales, adjusted figures, and the leverage ratio target.
In recent years, EBITDA (formerly OIBDA) has been the primary operating metric for our guidance. While both OIBDA and EBITDA are non-GAAP measures, we now guide on EBITDA to align with market standards. This transition reflects a natural evolution in our reporting approach, as OIBDA historically served as an internal metric.
Additionally, the company provides guidance on CapEx and EBITDAaL-CapEx, implicitly indicating EBITDAaL in line with sector trends. Recognising the significance of leases in daily operations, Telefónica aims to simplify reporting and mitigate volatility by focusing on EBITDA and EBITDAaL-CapEx, which serve as reliable proxies for operating leverage.
To further streamline our reporting and enhance user-friendliness, we have decided to discontinue reporting Organic figures. This decision aligns with industry standards and simplifies our reporting structure, enabling stakeholders to navigate our results more effectively and track performance against guidance. Moreover, by incorporating new guidance KPIs, we strengthen our ability to track key metrics and gain deeper insights into our performance trends.
EBITDA (formerly OIBDA) and EBITDAaL (formerly OIBDAaL)
Earnings before depreciation and amortisation (EBITDA) is calculated by excluding solely depreciation and amortisation from Operating Income. EBITDAaL is calculated deducting amortization of rights of use and interest of lease liabilities from EBITDA. EBITDA and EBITDAaL are used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. EBITDA and EBITDAaL are commonly reported measures and are widely used among analysts, investors, and other interested parties in the telecommunications industry, although not explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. EBITDA and EBITDAaL should not be considered as a substitute for Operating Income.
The detailed calculation of Telefónica Group's EBITDA and EBITDAaL can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/04/rdos24t1-data.xlsx.
EBITDAaL-CapEx
EBITDAaL-CapEx is defined as EBITDAaL reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
We believe that it is important to consider capital expenditures excluding spectrum acquisitions, together with EBITDAaL in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
EBITDAaL-CapEx is not a measure expressly defined in IFRS, and therefore may not be comparable to similar indicators used by other companies. In addition, EBITDAaL-CapEx should not be considered a substitute for Operating Income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
Adjusted EBITDA, Adjusted EBITDAaL, Adjusted EBITDAaL-CapEx
“Adjusted” result or results in “adjusted” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance, but without adjusting for exchange rates or hyperinflation. The adjusted result is calculated for EBITDA, EBITDAaL and EBITDAaL-CapEx. The "adjusted" result provides useful information for the company and market agents because:
•It provides additional information on the adjusted performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the adjusted analysis of the business.

•The inclusion of the business adjusted performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "adjusted" is not a term defined in IFRS, and the "adjusted" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "adjusted" result is defined as the reported result as adjusted by the following factors: capital gains/losses from the sale of companies (for significant impacts) write-offs, material non-recurring impacts and restructuring costs.
For the purposes of this document, Adjusted EBITDA, Adjusted EBITDAaL and Adjusted EBITDAaL-CapEx are defined as the EBITDA, EBITDAaL and EBITDAaL-CapEx adjusted by the following factors: restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.
Furthermore, the Group uses the EBITDA margin measure, which is the result of dividing Adjusted EBITDA by revenue, and EBITDAaL-CapEx margin, obtained by dividing Adjusted EBITDAaL-CapEx by revenue and serving as a measure of operating leverage.
Reconciliation between reported data and Adjusted EBITDA, Adjusted EBITDAaL and Adjusted EBITDAaL-CapEx can be found on the selected financial information contained on https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/04/rdos24t1-data.xlsx.
Debt indicators
a.Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and the supplier financing for the customer financing of terminal sales) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.
From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale”, vi) mark-to-market adjustment by cash flow hedging activities related to debt, and vii) fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases can be found in the financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/04/rdos24t1-data.xlsx.
Net financial debt is also defined in the consolidated financial statements of the Group for 2023 (see "Alternative measures not defined in IFRS" in Note 2).

b.Leverage ratio
The leverage ratio is calculated as the ratio of net financial debt over Adjusted EBITDAaL for the past 12 months, including or excluding the adjusted EBITDAaL of the companies which are incorporated or removed from the perimeter of consolidation.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/04/rdos24t1-data.xlsx.
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (payments)/proceeds on investments in property, plant and equipment and intangible assets (excluding spectrum payments), dividends paid to minority interests and lease principal payments.
To enhance the accuracy and completeness of our free cash flow calculation, we now only consider dividends stemming from free cash flow generated by the UK JV, excluding potential recapitalizations which are decided annually based on market conditions, and any other potential cash available for distribution. Additionally, hybrid coupon payments are incorporated for a clearer view of available recurrent cash generation. On top of that, personnel commitments payments are also included to ensure comprehensive analysis and alignment with operational realities.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders. The same measure is used internally by Group management. Nevertheless, free cash flow should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/04/rdos24t1-data.xlsx.
Adjusted Net Income (formerly Underlying Net Income) and Adjusted EPS
Adjusted Net income and Adjusted EPS are defined as the reported Net Income and EPS as adjusted by the following factors:
•Restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non ordinary impacts, in line with the Adjusted EBITDA calculation.
•Amortisation of intangible assets from purchase price allocation processes.
•The positive or negative impact in Share of Results of investments accounted for by the equity method of FX differences and changes in the fair values of VMO2’s derivatives recorded in its financial results.
The Adjusted Net Income and Adjusted EPS measures provide useful information for the company and market agents because:
•It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
•The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "adjusted" is not a term defined in IFRS, and the "adjusted" measures included herein may not be comparable to similar measures presented by other companies.

DISCLAIMER

This document has been prepared by Telefónica, S.A. (hereinafter “Telefónica” or “the Company”, and together with its subsidiaries the “Telefónica Group”) exclusively for its use during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above.
This document may contain forward-looking statements, opinions and information (hereinafter, the “Statements”) relating to the Telefónica Group. These Statements may include financial and other forecasts and estimates and statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions and the Telefónica Group’s results and its operations, including its environmental, social and governance commitments and targets. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions.
These Statements reflect the current views of the Telefónica Group’s management and may change over time. Further they do not intend to be exhaustive and they have not been verified by third parties or audited, therefore, Telefónica's opinions and aspirations with respect to future events do not represent, by their own nature, any guarantee of future fulfilment or profitability, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC).
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including, among others, changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances.
This document may contain summarized, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 21 of this document. Moreover, the information contained herein should be considered only together with Telefónica’s consolidated financial statements and consolidated management report for the year 2023, submitted to the CNMV, in Note 2, page 14 of the .pdf filed. Recipients of this document are invited to read it.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 9, 2024	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer